[redacted]

09042341

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G-Trade Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER CAMERON HYZER **(617) 316-1012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

We, Craig S. Lax and Peter Cameron Hyzer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of G-Trade Services LLC, as of December 31st, 2008, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

Craig S. Lax, Chief Executive Officer

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Peter Cameron Hyzer, Treasurer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(e)(3)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-Trade Services LLC

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212-773 3000

Report of Independent Registered Public Accounting Firm

The Member of
G-Trade Services LLC

We have audited the accompanying statement of financial condition of G-Trade Services LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Trade Services LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

G-Trade Services LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 14,593,608
Restricted cash and securities	34,384,840
Receivables from brokers, dealers and clearing organizations	18,764,356
Receivables from customers, net of allowance of $16,500	24,531,664
Fixed assets, net of accumulated depreciation and amortization of $1,574,716	1,102,983
Other assets	496,610
Total assets	$ 93,874,061
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 6,974,034
Payables to brokers, dealers and clearing organizations	22,885,411
Payables to customers	8,797,524
Payables to related parties	5,010,054
Accrued compensation and other liabilities	9,164,432
	52,831,455
Member's equity	41,042,606
Total liabilities and member's equity	$ 93,874,061

The accompanying notes are an integral part of this statement of financial condition.

G-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Description of Business

G-Trade Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited liability company registered in the State of Delaware on November 30, 2005. The Company is a self-clearing agency brokerage firm that specializes in execution and clearance services in approximately forty international markets for listed equity securities for institutional clients. The Company's clients include banks, investment managers, hedge funds, pension plan sponsors and broker-dealers. In addition, the Company serves as a clearing firm for certain affiliates including G-Trade Services Ltd. ("LTD"), BNY ConvergEx Ltd. ("BNYCL"), BNY ConvergEx Global Markets, Ltd. ("CGM"), and BNY ConvergEx Execution Solutions LLC ("CES"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group" or "Parent"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Inc") own all of the membership interests in Group (together, Holdings, Group, and Eze Inc. to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.7 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Inc shareholders and ConvergEx's management team.

Pursuant to the acquisition agreement between ConvergEx and BNY Mellon executed on October 2, 2006, ConvergEx acquired certain assets from BNY Mellon related to B-Trade Services LLC ("B-Trade"), G-Trade Services Ltd., BNY Securities Ltd., as well as the membership interests of the Company on February 1, 2008. ConvergEx has elected not to push down the effects of purchase price accounting to the Company. Accordingly, the assets and liabilities are recorded by the Company at their historical values.

The Company was a party to a joint venture with Bloomberg Tradebook LLC ("Tradebook") and shared certain commission and ADR conversion revenues net of certain expenses with Tradebook pursuant to an agreement which ended on January 31, 2008.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. treasury bills. At December 31, 2008, there were no cash equivalents.

Restricted Cash and Securities

Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed are collateralized by certain of the Company's cash balances. At December 31, 2008, cash totaling $30,084,891 and U.S. Treasury bills with a market value of $4,299,949 have been pledged as collateral for this purpose and are included in restricted cash and securities in the statement of financial condition.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender, and are recorded at the value of the cash collateral advanced to the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate.

Receivables from customers consist of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, cash received for securities loaned, and amounts payable to clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive. Securities loaned transactions allow the Company to receive cash or other collateral that is less than the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash collateral received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the collateral, as appropriate.

Payables to customers consist of customer fails to receive. Securities owned by customers are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected in the statement of financial condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, dealers and clearing organizations, customers and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents and restricted cash and securities approximate fair value because the maturity of these financial instruments are immediate or short-term and have daily repricing features. Other financial assets and liabilities are carried at contractual amounts that approximate fair value due to their short-term nature are receivables, payables and accrued liabilities.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Internally Developed Software Costs

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized in accordance with Financial Accounting Standards Board Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Other Assets

Other assets primarily consist of prepaid expenses, interest and dividend receivables and receivables from related parties.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

The Company uses U.S. dollars as its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the statement of financial condition date.

Derivatives

The Company utilizes foreign exchange forward contracts, from time-to-time, to reduce its exposure to adverse fluctuations in foreign exchange rates. Contracts are recorded on a settlement date basis. Adjustments are made on a trade date basis if significant. As of December 31, 2008, outstanding foreign exchange forward contracts entered into with third parties were not material.

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company, since acquisition, is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company.

Prior to February 1, 2008, the Company's ultimate parent was an incorporated entity and as a disregarded entity not separate from its parent, the Company was subject to federal and state income taxes, pursuant to a tax sharing agreement between BNY Mellon and the Company.

Recent Accounting Developments

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 clarified that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, as interpretation of FASB Statement No. 109" ("FIN 48"). Following the current FASB guidance for the implementation of FIN 48, the Company plans to adopt FIN 48 for the fiscal year ending December 31, 2009. In accordance with the provisions of FIN 48, the Company must recognize a tax benefit or liability from an uncertain tax position if there is a 50 percent or greater likelihood the related tax position will be affirmed by a taxing authority with full knowledge of the facts and circumstances surrounding the position.

3. Financial Instruments

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

The following is a summary of financial instruments measured at fair value as of December 31, 2008.

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
Assets:				
U.S. government, federal agency, and sovereign obligations	4,299,949	–	–	4,299,949
Total assets	$ 4,299,949	$ –	$ –	$ 4,299,949
Liabilities:				
Other liabilities and accrued expenses	$ –	$ –	$ –	$ –
Total liabilities	$ –	$ –	$ –	$ –

U.S. government, federal agency, and sovereign obligations are included in restricted cash and securities on the statement of financial condition.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable and payable to brokers, dealers and clearing organizations at December 31, 2008 include:

Receivables:	
Securities failed to deliver	$ 14,822,727
Clearing organizations	1,807,867
Securities borrowed	1,365,526
Broker-dealers	768,236
	$ 18,764,356
Payables:	
Broker-dealers	$ 18,654,271
Securities failed to receive	4,216,400
Clearing organizations	14,740
	$ 22,885,411

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2008 without any adverse financial effect.

In September 2008, the Company and an affiliate agreed to deposit a total of $50 million in deposit accounts with a clearing agent that could be used as collateral to offset losses incurred by the clearing agent, related to the Company, if such losses occur. The Company's portion of this deposit is $30 million. Separately, the Parent maintains a balance of $20 million with this clearing agent. The Parent charges the Company a facilitation fee relating to this deposit, at the rate of 4.50%. The $30 million of collateral is classified as restricted cash and securities in the statement of financial condition.

5. Fixed Assets

At December 31, 2008, fixed assets were comprised of:

	At December 31, 2008		
	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer software	$ 1,075,278	$ (473,766)	$ 601,512
Computer equipment	1,343,069	(910,785)	432,284
Furniture and fixtures	89,548	(42,981)	46,567
Telecommunications equipment	169,804	(147,184)	22,620
Total	$ 2,677,699	$ (1,574,716)	$ 1,102,983

Computer software includes $52,982 of capitalized internally developed software costs, none of which was capitalized during 2008. As of December 31, 2008, there were no assets under capital lease agreements.

6. Related Party Transactions

The Company provides international clearance and execution services to CES. At December 31, 2008, the Company owed $1,235,729 to CES, which is reflected in payables to related parties in the statement of financial condition.

The Company provides international clearance and execution services to BNYCL. There were no outstanding balances owed for these services as of December 31, 2008.

6. Related Party Transactions (continued)

The Company provides certain administrative support services to CGM. CGM provides certain execution services for the Company. At December 31, 2008, the Company owed $3,679,206 to CGM, which is reflected in payables to related parties in the statement of financial condition.

In January 2008, the Company provided international clearance and execution services to LTD.

The Company utilizes Group, CES and other affiliates in New York to provide trading support, management, administrative, and technology services. In addition, the Company provides trading support, management, administrative and technology services to CES and other affiliates. At December 31, 2008, the Company was due $29,708 in aggregate to these affiliates for these services, which is reflected in other assets in the statement of financial condition.

The Company uses a BNY Mellon data center and disaster recovery site. At December 31, 2008, the Company owed $472 to BNY Mellon, which is reflected in payables to related parties in the statement of financial condition.

The Company uses Eze Castle Software LLC ("Eze"), a provider of trade order management software and related investment technologies, to provide technology programming services and technical operations support. At December 31, 2008, the Company owed $88,498 to Eze, which is reflected in payables to related parties in the statement of financial condition.

The Company has a clearing agreement with Pershing Securities Limited ("PSL"), an indirect wholly owned subsidiary of BNY Mellon, in which PSL performs execution and clearing services in the United Kingdom for the Company. At December 31, 2008, the Company owed $14,740 to PSL, which is reflected in payables to brokers, dealers and clearing organizations in the statement of financial condition.

The Company has a clearing agreement with Pershing Securities LLC ("PSLLC"), an indirect wholly owned subsidiary of BNY Mellon, in which PSLLC performs clearing services for certain transactions for the Company. At December 31, 2008, the Company was due $221,872 from PSLLC, which is reflected in receivables from brokers, dealers and clearing organizations in the statement of financial condition.

The Company subleases its New York and Florida office spaces from CES and BNY Mellon, respectively. There were no outstanding balances owed for these subleases at December 31, 2008.

7. Subordinated Liabilities

Effective July 16, 2007, the Company entered into a revolving subordination loan agreement with BNY Mellon that provides the Company with revolving credit loans of up to $50,000,000 through the maturity date, July 16, 2008. Interest is charged at the Federal Funds Effective Rate (as defined) plus 1.20% on the outstanding balance. In addition, a commitment fee on the unused balance is charged at an annual rate of 0.25%. At maturity, the loan was not renewed. There were no amounts outstanding as of December 31, 2008.

8. Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1. The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $37,781,801 and its excess net capital was $37,531,801. The Company settles its broker and customer transactions through various settlement agents and accordingly, is exempt from SEC Rule 15c3-3 under provision k(2)i of the Rule.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

9. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

	Lease Payments
Year:	
2009	$ 541,582
2010	541,582
2011	508,255
2012	397,415
2013	397,415
Thereafter	662,358
	$ 3,048,607

9. Commitments and Contingencies (continued)

The operating leases are subject to periodic escalation charges. The Company's operating lease for its New York office expires on August 31, 2015. The Company's operating leases for its Florida office expires on September 30, 2011.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

10. Off-Balance Sheet Risks

Customer Activities and Credit Risk

In the normal course of business, the Company's customer clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' and counterparty brokers' financial condition and credit ratings.

The Company's credit exposure arising in connection with its executing, settling, and financing security transactions versus its executing brokers is viewed as insignificant due to the nature of the counterparties in question and the Company's policy of requiring receipt of payment prior to the delivery of securities. Additionally, the net exposure arising from the Company's obligations to deliver and receive given security positions from its executing brokers is smaller than its overall gross exposure, as these transactions are collateralized by the underlying security.

In the normal course of business, the Company obtains securities under securities borrowed, and resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of approximately $1,300,501 on such terms. $1,365,526 of cash was given to counterparties as collateral in

10. Off-Balance Sheet Risks (continued)

Customer Activities and Credit Risk (continued)

securities borrowed arrangements. Securities with a fair value of approximately $1,300,501 have been either pledged or otherwise transferred to others to facilitate customer transactions.

Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by PSL in the United Kingdom, PSLLC and other large institutions in other international markets. Pursuant to the terms of its clearing agreements with these clearing agents, the Company is required to reimburse the clearing agents for any losses incurred resulting from a counterparty failing to satisfy its contractual obligation. For the year ended December 31, 2008, there were no amounts to be indemnified to these clearing agents pursuant to these agreements.

Future events could occur that may require the Company to reimburse its clearing agents for losses arising from counterparty's failing to satisfy its contractual obligation. However, based on history and experience, management feels that the likelihood of such an event is remote. The Company seeks to mitigate this risk by assigning and enforcing counterparty credit limits, performing customer credit evaluations, and monitoring trading activity.